UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: May 21, 2018

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. Registration Statement on Form F-3, File No. 333-215529.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three month periods ended March 31, 2018 and 2017 of Navios Maritime Partners L.P. (referred to herein as “we”, “us”, “Company” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2017 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) on April 4, 2018.

This Report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations including Navios Partners’ future distributions and its ability to sustain the revised distribution, opportunities to reinvest cash accretively in a fleet renewal program or otherwise and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Partners at the time this filing was made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular, fluctuations in charter rates for dry cargo carriers and container vessels, the aging of our fleet and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the SEC, including its annual and interim reports filed on Form 20-F and Form 6-K. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Recent Developments

Cash Distribution

The Board of Directors of Navios Partners declared a cash distribution for the first quarter of 2018 of $0.02 per unit. The cash distribution was paid on May 14, 2018 to unitholders of record as of May 10, 2018. The aggregate amount of the declared distribution was $3.4 million. Any future distributions will be at the discretion of the Board of Directors after taking into account Navios Partners’ cash flow, earnings, financial position, among other relevant matters.

Drybulk Fleet Renewal and Expansion

On May 9, 2018, Navios Partners acquired from an unrelated third party the Navios Apollon I, a 2005-built Panamax vessel of 87,052 dwt, for a purchase price of $13.0 million. The acquisition of the vessel was financed with cash on the balance sheet.

In January 2018, Navios Partners agreed to acquire from unrelated third parties two 2006-built Panamax vessels of approximately 74,500 dwt each, the Navios Altair I and the Navios Symmetry, for a purchase price of $22.0 million. The Navios Altair I is expected to be delivered to Navios Partners’ owned fleet within the second quarter of 2018. The Navios Symmetry was delivered to Navios Partners’ owned fleet on May 21, 2018.

Following the above acquisitions, during 2017 and through the date of this filing, Navios Partners has added a net total of nine vessels in its drybulk fleet, increasing its capacity by 40% and reducing the average age by 12%.

Sale of Vessels

On April 27, 2018, Navios Partners agreed to sell the YM Utmost and the YM Unity, two 2006-built Container vessels of 8,204 TEU each, to its affiliate, Navios Maritime Containers Inc. (“Navios Containers”) for a total sale price of approximately $67.0 million. The transaction was unanimously approved by the Conflicts Committee of the Board of Directors of Navios Partners. The Company is expected to recognize a book loss from the sale of the two vessels of approximately $38.0 million in the second quarter of 2018. The sale is expected to be completed by the end of May 2018.

Private Placement of Navios Containers

On March 13, 2018, Navios Containers closed a private placement of 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $30.0 million. Navios Partners invested $14.5 million and received 2,629,095 shares. Navios Partners also received 370,909 warrants, with a five-year term. Following this transaction, Navios Partners owns approximately 36.0% of Navios Containers’ equity.

Overview

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Maritime Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 60 years of operating history in the dry cargo shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

As of May 18, 2018, there were outstanding 167,589,764 common units and 3,420,203 general partnership units. Navios Holdings currently owns a 20.2% interest in Navios Partners, which includes the 2.0% general partner interest.

Fleet

Navios Partners’ fleet consists of 17 Panamax vessels, 13 Capesize vessels, three Ultra-Handymax vessels and five Container vessels, including the two Panamax vessels, which are expected to be delivered during the second quarter of 2018, one Panamax charter-in vessel, which is expected to be delivered within the second half of 2019 and excluding the two Container vessels, which are expected to be sold by the end of May 2018.

In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about our fleet as of May 18, 2018:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date(2)	Charter-Out Rate(1)
Navios Soleil	Ultra-Handymax	2009	57,337	August 2018		$11,875
Navios La Paix	Ultra-Handymax	2014	61,485	June 2018	$	Index	(3)
Navios Christine B	Ultra-Handymax	2009	58,058	December 2018	$	Index	(4)
Navios Libra II	Panamax	1995	70,136	September 2018		$9,500
Navios Felicity	Panamax	1997	73,867	June 2018		$10,260
Navios Galaxy I	Panamax	2001	74,195	November 2018		$11,163
Navios Hyperion	Panamax	2004	75,707	June 2018		$9,500
Navios Alegria	Panamax	2004	76,466	July 2018		$10,450
Navios Orbiter	Panamax	2004	76,602	September 2018	$	Index	(5)
Navios Helios	Panamax	2005	77,075	August 2018		$12,350
Navios Sun	Panamax	2005	76,619	September 2018	$	Index	(5)
Navios Hope	Panamax	2005	75,397	June 2018		$11,080
				August 2018	$	Index	(5)
Navios Sagittarius	Panamax	2006	75,756	September 2018		$26,125
Navios Harmony	Panamax	2006	82,790	June 2018		$9,500
Navios Prosperity I	Panamax	2007	75,527	August 2018		$12,350
Navios Libertas	Panamax	2007	75,511	May 2018		$11,068
Navios Apollon I	Panamax	2005	87,052	June 2018		$11,400
Navios Fantastiks	Capesize	2005	180,265	March 2019	$	Index	(6)
Navios Aurora II	Capesize	2009	169,031	June 2018	$	Index	(7)
Navios Pollux	Capesize	2009	180,727	July 2018		$100% of pool earnings
Navios Fulvia	Capesize	2010	179,263	February 2019	$	Index	(8)
Navios Melodia	Capesize	2010	179,132	September 2022		$29,356	(9)
Navios Luz	Capesize	2010	179,144	February 2019	$	Index	(10)
Navios Buena Ventura	Capesize	2010	179,259	February 2019	$	Index	(8)
Navios Joy	Capesize	2013	181,389	February 2019		$16,150
Navios Beaufiks	Capesize	2004	180,310	January 2019	$	Index	(11)
Navios Ace	Capesize	2011	179,016	April 2019		$18,169
Navios Sol	Capesize	2009	180,274	October 2018	$	Index	(12)
Navios Symphony	Capesize	2010	178,132	February 2019	$	Index	(11)
Navios Aster	Capesize	2010	179,314	September 2018	$	Index	(13)

Owned Container Vessels(14)	Type	Built	TEU	Charter Expiration Date(2)	Charter-Out Rate(1)
Hyundai Hongkong	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(15)
Hyundai Singapore	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(15)
Hyundai Tokyo	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(15)
Hyundai Shanghai	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(15)
Hyundai Busan	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(15)

Drybulk Vessels to be delivered	Type	Built	Capacity (DWT)	Charter Expiration Date(2)	Charter-Out Rate(1)
Navios Altair I(16)	Panamax	2006	74,475	—		$—
Navios Symmetry(16)	Panamax	2006	74,477	—		$—

Charter-in vessels	Type	Built	Capacity (DWT)	Charter Expiration Date(2)	Charter-Out Rate(1)
TBN I(17)	Panamax	2019	81,000	—	$—

(1)	Daily charter-out rate per day, net of commissions or settlement and insurance proceeds, where applicable.
(2)	Expected redelivery basis midpoint of full redelivery period, excluding Navios Partners’ extension options, not declared yet.
(3)	110% average BSI.
(4)	100% average BSI.
(5)	Average BPI 4TC minus $2,488 net per day.
(6)	103% average BCI 5TC.
(7)	98.75% average BCI C5.
(8)	101% average BCI 5TC.
(9)	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average.
(10)	102% average BCI 5TC.
(11)	100% average BCI 5TC.
(12)	108% average BCI 5TC.
(13)	107% average BCI 5TC.
(14)	Excludes the two Container vessels, the YM Utmost and YM Unity, which are expected to be sold by the end of May 2018.
(15)	Upon acquisition, the vessels are fixed on ten/twelve year charters with Navios Partners’ option to terminate after year seven.
(16)	Expected to be delivered within the second quarter of 2018.
(17)	Expected to be delivered within the second half of 2019.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the three month period ended March 31, 2018, our customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd. (“HMM”) and Yang Ming Marine Transport Corporation (“Yang Ming”) which accounted for approximately 26.3% and 11.8%, respectively, of total revenues. For the year ended December 31, 2017, our customers representing 10% or more of total revenues were HMM and Yang Ming, which accounted for 26.8% and 12.0%, respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with the Manager, (which provides for a fixed management fee until December 31, 2019), provides us with a strong base of stable cash flows.

Our revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry cargo shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2017 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2017 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the three month periods ended March 31, 2018 and 2017 of Navios Partners presented discussed below include the following entities:

		Country of	Statements of operations
Company name	Vessel name	incorporation	2018	2017
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Gemini Shipping Corporation(****)	Navios Gemini S	Marshall Is.	—	1/01 – 03/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Palermo Shipping S.A. (***)	Navios Apollon	Marshall Is.	—	1/01 – 03/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 03/31	1/01 – 03/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Perigiali Navigation Limited	Navios Beaufiks	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Finian Navigation Co.	Navios Ace	Marshall Is.	1/01 – 03/31	—
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 03/31	—
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 03/31	—
Casual Shipholding Co.	Navios Sol	Marshall Is.	1/01 – 03/31	—
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 03/31	—

		Country of	Statements of operations
Company name	Vessel name	incorporation	2018	2017
Coasters Ventures Ltd	Navios Christine B	Marshall Is.	1/01 – 03/31	—
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 03/31	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Dune Shipping Corp. (**)	MSC Cristina	Marshall Is.	—	1/01 – 01/12
Citrine Shipping Corporation	—	Marshall Is.	—	—
Cavalli Navigation Inc.	—	Marshall Is.	—	—
Cavos Navigation Co.	—	Marshall Is.	—	—
Seymour Trading Limited	—	Marshall Is.	—	—
Goldie Services Company	—	Marshall Is.	—	—
Andromeda Shiptrade Limited	—	Marshall Is.	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	—	—
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	—	—
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 03/31	1/01 – 03/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 03/31	1/01 – 03/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 03/31	1/01 – 03/31

(*)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(**)	The vessel was classified as held for sale as at December 31, 2016 and was sold on January 12, 2017 (see Note 4 — Vessels, net).
(***)	The vessel was sold on April 21, 2017 (see Note 4 – Vessels, net).
(****)	The vessel was sold on December 21, 2017 (see Note 4 – Vessels, net).

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, of Navios Partners’ condensed consolidated financial position as of March 31, 2018 and the condensed consolidated results of operations for the three month periods ended March 31, 2018 and 2017. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2017.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three month periods ended March 31, 2018 and 2017.

	Three Month Period Ended March 31, 2018 (unaudited)	Three Month Period Ended March 31, 2017 (unaudited)
Available Days(1)	3,186	2,794
Operating Days(2)	3,142	2,790
Fleet Utilization(3)	98.63%	99.83%
Time Charter Equivalent Combined (per day) (4)	$16,108	$14,671
Time Charter Equivalent Drybulk (per day) (4)	$12,265	$9,421
Time Charter Equivalent Containers (per day) (4)	$31,700	$32,290
Vessels operating at period end	36	31

(1)	Available days: Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, dry dockings or special surveys.
(4)	TCE rate: Time Charter Equivalent rate per day (“TCE”) is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2018 and 2017.

	Three Month Period Ended March 31, 2018 (unaudited)	Three Month Period Ended March 31, 2017 (unaudited)
Time charter and voyage revenues (includes related party revenue of $(9) and $610 for the three month periods ended March 31, 2018 and 2017, respectively)	$53,052	$42,411
Time charter and voyage expenses	(1,730)	(1,413)
Direct vessel expenses	(1,625)	(1,702)
Management fees (entirely through related parties transactions)	(16,691)	(14,343)
General and administrative expenses	(3,531)	(3,212)
Depreciation and amortization	(14,917)	(16,775)
Interest expense and finance cost, net	(9,853)	(10,355)
Interest income	962	523
Other income	574	3,120
Other expense	(1,803)	(3,909)
Equity in net earnings of affiliated companies	1,040	—

Net income/ (loss)	$5,478	$(5,655)

	Three Month Period Ended March 31, 2018 (unaudited)	Three Month Period Ended March 31, 2017 (unaudited)
EBITDA (1)	$30,911	$22,654

Adjusted EBITDA (1)	$31,525	$25,873

Operating Surplus (1)	$17,460	$17,566

(1)	EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under U.S. GAAP.

Period over Period Comparisons

For the Three Month Period ended March 31, 2018 compared to the Three Month Period ended March 31, 2017

Time charter and voyage revenues: Time charter and voyage revenues for the three month period ended March 31, 2018 increased by $10.6 million, or 25.1%, to $53.1 million, as compared to $42.4 million for the same period in 2017. The increase in time charter and voyage revenues was mainly attributable to: (i) the increase in revenue following the acquisition of seven vessels in 2017; and (ii) the increase in TCE combined rate per day to $16,108 per day for the three month period ended March 31, 2018, from $14,671 per day for the three month period ended March 31, 2017. That increase was partially mitigated by the decrease in revenue due to the sales of the MSC Cristina, the Navios Apollon and the Navios Gemini S in 2017. The available days of the fleet increased to 3,186 days for the three month period ended March 31, 2018, as compared to 2,794 days for the three month period ended March 31, 2017, mainly due to the increased fleet.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended March 31, 2018 increased by $0.3 million to $1.7 million, as compared to $1.4 million for the three month period ended March 31, 2017. The increase was mainly attributable to a: (i) $0.5 million increase in loading and discharging port expenses related to the freight voyage in the first quarter of 2018; and (ii) $0.1 million increase in brokers’ commissions due to the increased fleet and other voyage expenses. The increase was partially mitigated by a $0.3 million decrease in bunkers expenses.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels in our fleet amounted to $1.6 million for the three month period ended March 31, 2018, as compared to $1.7 million for the three month period ended March 31, 2017.

Management fees: Management fees for the three month period ended March 31, 2018, increased by $2.3 million, or 16.4%, to $16.7 million, as compared to $14.3 million for the same period in 2017. The increase was mainly attributable to a: (i) $3.0 million increase in management fees paid to the Manager due to the increased number of owned vessels in Navios Partners’ fleet; and (ii) $0.1 million increase in management fees due to the increase in daily rate pursuant to the amended management agreement in November 2017. The increase was partially mitigated by $0.8 million decrease in management fees due to the sale of the MSC Cristina in January 2017, the Navios Apollon in April 2017 and the Navios Gemini S in December 2017.

General and administrative expenses: General and administrative expenses increased by $0.3 million to $3.5 million for the three month period ended March 31, 2018, as compared to $3.2 million for the three month period ended March 31, 2017. The increase was mainly due to a: (i) $0.1 million increase related to equity compensation expense; and (ii) $0.3 million increase in administrative fees paid to the Manager mainly due to the increased number of vessels in Navios Partners’ fleet. The increase was partially mitigated by a $0.1 million decrease in legal and professional fees, as well as audit and recurring directors’ fees.

Depreciation and amortization: Depreciation and amortization amounted to $14.9 million for the three month period ended March 31, 2018 compared to $16.8 million for the three month period ended March 31, 2017. The decrease of $1.9 million was mainly attributable to a: (i) $2.2 million decrease in amortization of the Navios Aurora II favorable lease intangible which was fully amortized during the fourth quarter of 2017; (ii) $0.7 million decrease in depreciation expense due to the sale of the Navios Apollon in April 2017 and the Navios Gemini S in December 2017; and (iii) $0.6 million decrease in depreciation expense of one of our vessels as a result of the impairment test performed in the fourth quarter of the fiscal year 2017. The above decrease was partially mitigated by a: (i) $0.4 million increase in depreciation expense due to the delivery of the Navios Prosperity I and the Navios Ace in the second quarter of 2017; (ii) $1.2 million increase in depreciation expense due to the delivery of the Navios Libertas, the Navios Sol, the Navios Christine B, the Navios Aster and the Navios Symphony in the third quarter of 2017. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to ten years, at inception.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended March 31, 2018 decreased by $0.5 million or 4.8% to $9.9 million, as compared to $10.4 million for the three month period ended March 31, 2017. The decrease was mainly due to a: (i) $2.3 million net decrease in the amortization of the deferred finance fees mainly due to the write-off of the deferred finance fees and discount following the refinancing of the Term Loan B Credit Facility on March 14, 2017; and (ii) $0.5 million write-off of the deferred finance fees following the repayment of the April 2015 Credit Facility on January 12, 2017. The above decrease was partially mitigated by a $2.3 million increase in the interest expense related to Navios Partners’ credit facilities, mainly due to the increase of the weighted average interest rate for the three month period ended March 31, 2018 to 6.4% from 5.4% for the same period in 2017. As of March 31, 2018 and 2017, the outstanding loan balance under Navios Partners’ credit facilities was $486.8 million and $424.5 million.

Interest income: Interest income increased by $0.4 million to $1.0 million for the three month period ended March 31, 2018, as compared to $0.5 million for the three month period ended March 31, 2017. The increase of $0.4 million was mainly attributable to a $0.4 million increase of the interest income accrued under the loans granted to Navios Europe I Inc. (“Navios Europe I”) and Navios Europe II Inc. (“Navios Europe II”).

Other income: Other income for the three month period ended March 31, 2018 amounted to $0.6 million, as compared to $3.1 million for the three month period ended March 31, 2017. The decrease was mainly attributable to a $2.9 million decrease in relation to the claims submitted under the Navios Holdings Guarantee agreement. The above decrease was partially mitigated by a $0.3 million increase in other miscellaneous income.

Other expense: Other expense for the three month period ended March 31, 2018 decreased by $2.1 million to $1.8 million, as compared to $3.9 million for the three month period ended March 31, 2017. The decrease of $2.1 million was mainly attributable to a: (i) $1.5 million allowance for doubtful accounts; and (ii) $1.3 million loss related to the disposal of the MSC Cristina, both recognized in the first quarter of 2017. The above decrease was partially mitigated by a $0.7 million increase in other miscellaneous expenses.

Equity in net earnings of affiliated companies: Equity net earnings of affiliated companies amounted to $1.0 million for the three month period ended March 31, 2018. The amount of $1.0 million mainly consisted of the income related to the investment in Navios Containers.

Net income/ (loss): Net income/ (loss) for the three month period ended March 31, 2018 amounted to $5.5 million compared to $(5.7) million for the three month period ended March 31, 2017. The increase in net income of $11.1 million was due to the factors discussed above.

Operating surplus: Navios Partners generated Operating Surplus for the three month period ended March 31, 2018 of $17.5 million, as compared to $17.6 million for the three month period ended March 31, 2017. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Seasonality: Since Navios Partners’ vessels generally operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our equity offerings, operations, proceeds from asset sales, long term bank borrowings and other debt raisings. As of March 31, 2018, Navios Partners’ current assets totaled $80.1 million, while current liabilities totaled $52.5 million, resulting in a positive working capital position of $27.6 million. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our credit facilities or be able to obtain additional funds on favorable terms.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Navios Partners’ cash forecast indicates that it will generate sufficient cash to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position through twelve months from May 21, 2018.

Credit Facilities

As of March 31, 2018, the total borrowings, net of deferred finance fees and discount under the Navios Partners’ credit facilities, were $486.8 million.

Term Loan B Credit Facility: In June 2013, Navios Partners completed the issuance of the $250.0 million Term Loan B facility. On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of a $189.5 million add-on to its existing Term Loan B facility.

On March 14, 2017, Navios Partners completed the issuance of a new $405.0 million Term Loan B facility. The new Term Loan B facility bears an interest rate of LIBOR plus 500 bps, it is set to mature on September 14, 2020 and is repayable in equal quarterly installments of 1.25% of the initial principal amount of the Term Loan B. Navios Partners used the net proceeds of the new Term Loan B facility to: (i) refinance its prior Term Loan B facility; and (ii) pay fees and expenses related to the new Term Loan B facility. Following the refinancing of the Term Loan B Credit Facility, an amount of $1.9 million and $1.3 million, was written-off from the deferred finance fees and discount, respectively. On August 10, 2017, Navios Partners completed the issuance of a $53.0 million add-on to its existing Term Loan B Credit Facility. The add-on to the new Term Loan B Credit Facility bore the same terms as the Term Loan B Credit Facility. Navios Partners used the net proceeds to partially finance the acquisition of three vessels.

The Term Loan B Credit Facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners.

The Term Loan B Credit Facility requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default, prepayment and cure provisions.

As of March 31, 2018, the outstanding balance of the Term Loan B Credit Facility was $426.0 million, net of discount of $9.8 million, and is repayable in nine quarterly installments of $5.7 million with a final payment of $384.1 million on the last repayment date. The final maturity date is September 14, 2020.

ABN AMRO Credit Facility: On June 23, 2016, Navios Partners entered into a new credit facility with ABN AMRO Bank N.V. (the “June 2016 Credit Facility”) of up to $30.0 million to be used for general corporate purposes of the Borrower. The June 2016 Credit Facility bore interest at LIBOR plus 400 bps per annum. The final maturity date was January 30, 2017. On January 12, 2017, Navios Partners fully repaid the June 2016 Credit Facility. As of March 31, 2018, there was no outstanding amount under this facility.

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a new credit facility with BNP PARIBAS (the “BNP Credit Facility”) of up to $32.0 million (divided into two tranches) in order to finance a portion of the purchase price payable in connection with the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of BNP Credit Facility of $17.0 million was drawn. The first tranche is repayable in 13 equal consecutive quarterly installments of $0.4 million each, with a final balloon payment of $10.8 million to be repaid on the last repayment date. On July 18, 2017, the second tranche of BNP Credit Facility of $15.0 million was drawn. The second tranche is repayable in 14 equal consecutive installments of $0.4 million each, with a final balloon payment of $8.3 million to be repaid on the last repayment date. The facility matures with respect to the first and second tranches in the second and third quarter of 2021, respectively, and bears interest at LIBOR plus 300 bps per annum. As of March 31, 2018, the outstanding balance of the BNP Credit Facility was $30.0 million.

DVB Credit Facility: On June 28, 2017, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB Credit Facility”) of up to $39.0 million (divided into four tranches) in order to refinance the Commerzbank/DVB Credit Facility dated July 2012 and an additional amount of $7.0 million to partially finance the acquisition of the Navios Prosperity I. The facility matures in the third and second quarter of 2020 and bears interest at LIBOR plus 310 bps per annum. The amounts of $7.0 million and $32.0 million were drawn on June 30, 2017 and November 3, 2017, respectively. The three of the four tranches (total $32.0 million) are repayable in eleven quarterly installments of between approximately $1.1 million and $1.5 million each, with a final balloon payment of $16.5 million to be repaid on the last repayment date. The fourth tranche is repayable in two equal consecutive quarterly installments of $0.33 million each and seven equal consecutive installments of $0.25 million, with a final balloon of $3.6 million to be repaid on the last repayment date. As of March 31, 2018, the outstanding balance of the DVB Credit Facility was $36.5 million.

HSH Credit Facility: On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164.0 million (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. On September 30, 2015, the second tranche of April 2015 Credit Facility of $83.0 million was cancelled. The final maturity date was April 20, 2022. On January 12, 2017, Navios Partners fully repaid the April 2015 Credit Facility. Following the repayment, an amount of $0.5 million was written-off from the deferred finance fees. As of March 31, 2018, there was no outstanding amount under this facility.

Nordea/Skandinaviska Enskilda/NIBC Credit Facility: On March 26, 2018, Navios Partners entered into a new credit facility with Nordea Bank AB, Skandinaviska Enskilda Banken AB and NIBC Bank N.V. (the “March 2018 Credit Facility”) of up to $14.3 million (divided into two tranches) in order to finance a portion of the purchase price payable in connection with the acquisition of the two Panamax vessels. As of March 31, 2018, the facility has not been drawn. On May 18, 2018, the first tranche of the March 2018 Credit Facility of $7.15 million was drawn. The facility matures in the second quarter of 2023 and bears interest at LIBOR plus 300 bps per annum.

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The credit facilities require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $0.7 million per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in our credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135.0 million.

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of March 31, 2018, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Partners for the three month periods ended March 31, 2018 and 2017.

	Three Month Period Ended March 31, 2018 (Unaudited)	Three Month Period Ended March 31, 2017 (Unaudited)
Net cash provided by/ (used in) operating activities	$6,427	$(2,180)
Net cash (used in)/ provided by investing activities	(13,635)	98,045
Net cash provided by/ (used in) financing activities	25,936	(3,004)

Net increase in cash, cash equivalents and restricted cash	$18,728	$92,861

Cash provided by operating activities for the three month period ended March 31, 2018 as compared to the cash used in operating activities for the three month period ended March 31, 2017:

Net cash provided by operating activities increased by $8.6 million to $6.4 million inflow for the three month period ended March 31, 2018, as compared to $2.2 million outflow for the same period in 2017.

Net income increased by $11.1 million to a net income of $5.5 million for the three month period ended March 31, 2018, from a net loss of $5.7 million for the three month period ended March 31, 2017. In determining net cash provided by operating activities for the three month ended March 31, 2018, net income was adjusted for the effects of certain non-cash items, including $14.9 million depreciation and amortization, $3.1 million non-cash accrued interest income and amortization of deferred revenue, $0.1 million non-cash interest income from receivable from affiliates, $1.7 million amortization and write-off of deferred finance costs and discount, $1.6 million amortization of deferred dry dock and special survey costs, $1.0 million equity in net earnings of affiliated companies and $0.6 million equity compensation expense. For the three month period ended March 31, 2017, net loss was adjusted for the effects of certain non-cash items, including $16.8 million depreciation and amortization, $3.1 million non-cash accrued interest income and amortization of deferred revenue, $0.1 million non-cash interest income from receivable from affiliates, $4.6 million amortization and write-off of deferred financing cost and discount, $1.7 million amortization of deferred dry dock and special survey costs, $0.5 million equity compensation expense, $1.5 million allowance for doubtful accounts and $1.3 million loss related to the disposal of the MSC Cristina.

Accounts receivable decreased by $2.4 million, from $14.1 million at December 31, 2017, to $11.8 million at March 31, 2018 due to the increase in amounts due from charterers.

Accounts payable increased by $0.4 million, from $3.7 million at December 31, 2017, to $4.2 million at March 31, 2018. The increase was mainly attributable to an increase in brokers’ payable by $0.3 million and an increase in other payables by $0.1 million.

Accrued expenses decreased by $2.6 million, from $8.8 million at December 31, 2017 to $6.2 million at March 31, 2018. The decrease was mainly attributable to a decrease in accrued legal and professional fees by $4.2 million, partially mitigated by an increase in accrued voyage expenses by $1.5 million.

Deferred revenue primarily related to cash received from charterers prior to it being earned. Deferred revenue, net of commissions increased by $0.4 million from $3.0 million at December 31, 2017, to $3.5 million at March 31, 2018.

Amounts due from related parties consisted of management fees and drydocking expenses prepaid to Navios Holdings in accordance with the Management and Administrative service agreements and the Navios Holdings Guarantee of up to $20.0 million. Amounts due from related parties increased by $10.9 million from $45.4 million at December 31, 2017, to $56.3 million at March 31, 2018.

Payments for dry dock and special survey costs incurred for certain vessels of the fleet in the three month period ended March 31, 2018 and December 31, 2017 were $1.0 million and $3.3 million, respectively.

Cash used in investing activities for the three month period ended March 31, 2018 as compared to the cash provided by investing activities for the three month period ended March 31, 2017:

Net cash used in investing activities increased by $111.7 million to $13.6 million outflow for the three month period ended March 31, 2018, as compared to $98.0 million inflow for the same period in 2017.

Cash used in investing activities of $13.6 million for the three month period ended March 31, 2018 was mainly due to: (i) a $0.3 million deposit for the acquisition of the Panamax vessels expected to be delivered within the second quarter of 2018; and (ii) a $14.5 million investment in Navios Containers on March 13, 2018. The above decrease was partially mitigated by a $1.2 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash provided by investing activities of $98.0 million for the three month period ended March 31, 2017 was mainly due to:

(i) a $107.3 million proceeds from the sale of the MSC Cristina; and (ii) a $1.2 million proceeds from the note receivable related to the sale of the MSC Cristina. The above increase was partially mitigated by: (i) a $6.0 million loan granted to Navios Europe II and a $0.3 million loan granted to Navios Europe I; and (ii) a $4.1 million payment for the transfer to Navios Partners the rights of Navios Holdings on the Navios Europe I Navios Term Loans I and Revolving Loans I.

Cash provided by financing activities for the three month period ended March 31, 2018 as compared to cash used in financing activities for the three month period ended March 31, 2017:

Net cash provided by financing activities increased by $28.9 million to $25.9 million inflow for the three month period ended March 31, 2018, as compared to $3.0 million outflow for the same period in 2017.

Cash provided by financing activities of $25.9 million for the three month period ended March 31, 2018 was due to: (i) $34.3 million proceeds from the issuance of 18,422,000 common units and 375,959 additional general partner units, net of offering costs, related to the public offering in February 21, 2018. This overall increase was partially offset by loan repayments of $8.4 million.

Cash used in financing activities of $3.0 million for the three month period ended March 31, 2017 was due to: (i) loan repayments of

$489.9 million; (ii) a payment of $4.4 million of deferred finance fees relating to the refinancing of the Term Loan B Facility; and

(iii) $0.6 million issuance cost relating to the transfer of Navios Europe I Loans. This overall decrease was partially offset by:

(i) proceeds of $391.1 million on March 14, 2017, under the Term Loan B Facility, net of discount; (ii) $98.0 million proceeds from the issuance of 47,795,000 common units and 975,408 additional general partner units, net of offering costs, related to the public offering in March 20, 2017; (iii) $2.3 million proceeds from the issuance of 1,200,442 common units and 24,498 additional general partner units related to the Continuous Offering Program Sales Agreement; and (iv) $0.5 million proceeds from the issuance of 266,876 additional general partner units relating to the transfer of Navios Europe I Loans.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution

	Three Month Period Ended March 31, 2018 ($ ‘000) (unaudited)	Three Month Period Ended March 31, 2017 ($ ‘000) (unaudited)
Net cash provided by/ (used in) operating activities	$6,427	$(2,180)
Net increase in operating assets	11,756	10,034
Net decrease in operating liabilities	1,969	9,617
Net interest cost	8,891	9,832
Amortization and write-off of deferred financing cost	(1,710)	(4,554)
Non cash accrued interest income and amortization of deferred revenue	3,087	3,085
Equity compensation expense	(614)	(464)
Non cash accrued interest income from receivable from affiliates	65	80
Allowance for doubtful accounts	—	(1,495)
Loss on vessel disposal	—	(1,260)
Equity in net earnings of affiliated companies	1,040	(41)

EBITDA(1)	$30,911	$22,654
Allowance for doubtful accounts	—	1,495
Loss on vessel disposal	—	1,260
Equity compensation expense	614	464

Adjusted EBITDA	$31,525	$25,873
Cash interest income	118	101
Cash interest paid	(8,121)	(5,143)
Maintenance and replacement capital expenditures	(6,062)	(3,265)

Operating Surplus	$17,460	$17,566
Cash reserves	(14,040)	(17,566)

Available cash for distribution	$3,420	$—

(1)

	Three Month Period Ended March 31, 2018 (Unaudited)	Three Month Period Ended March 31, 2017 (Unaudited)
Net cash provided by/ (used in) operating activities	$6,427	$(2,180)
Net cash (used in)/ provided by investing activities	$(13,635)	$98,045
Net cash provided by/ (used in) financing activities	$25,936	$(3,004)

EBITDA and Adjusted EBITDA

EBITDA represents net income/(loss) attributable to Navios Partners’ unitholders before interest and finance costs, before depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before equity compensation expense, loss on sale of vessel, impairment losses and allowance for doubtful accounts, reactivation costs, write-off of deferred finance charges and gain on change in control. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/(used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) amortization and write-off of deferred finance charges and other related expenses, (v) allowance for doubtful accounts, (vi) equity in net earnings of affiliated companies, (vii) payments for dry dock and special survey costs, (viii) gain/(loss) on sale of assets/subsidiaries, (ix) impairment charges, (x) non-cash accrued interest income and amortization of deferred revenue, (xi) gain/(loss) on debt repayments, (xii) equity compensation expense, (xiii) gain on change in control and (xiv) noncontrolling interest. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three month period ended March 31, 2018 was negatively affected by the accounting effect of a $0.6 million equity compensation expense. EBITDA for the three months ended March 31, 2017 was negatively affected by the accounting effect of a: (i) $1.5 million allowance for doubtful accounts; (ii) $1.3 million loss on the disposal due to the sale of one of our vessels; and (iii) $0.5 million equity compensation expense. Excluding these items, Adjusted EBITDA increased by $5.7 million to $31.5 million for the three month period ended March 31, 2018, as compared to $25.9 million for the same period in 2017. The increase in Adjusted EBITDA was primarily due to a: (i) $10.6 million increase in revenue; and (ii) $1.0 million increase in equity in net earnings of affiliated companies. The above increase was partially mitigated by a: (i) $0.3 million increase in time charter and voyage expenses; (ii) $2.3 million increase in management fees due to the increased fleet; (iii) $0.2 million increase in general and administrative expenses due to the increased fleet; (iv) $2.5 million decrease in other income; and (v) $0.6 million increase in other expenses.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, equity compensation expense, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by U.S. GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by U.S. GAAP.

Borrowings

Navios Partners’ long-term third party borrowings are presented under the caption “Long-term debt, net” and “Current portion of long-term debt, net”. As of March 31, 2018 and December 31, 2017, total debt, net amounted to $486.8 million and $493.5 million, respectively. The current portion of long-term debt, net amounted to $26.6 million at each of March 31, 2018 and December 31, 2017.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long term bank borrowings and other debt raisings. Capital expenditures for the three month periods ended March 31, 2018 and 2017 amounted to $0.3 million and $0, respectively. The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended March 31, 2018 and 2017 was $6.1 million and $3.3 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Manager under the amended management agreement. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing Management Agreement with the Manager to fix the fees for ship management services of its owned fleet, excluding drydocking expenses, which are reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2022 and the fixed rate for ship management services of its owned fleet through December 31, 2019, effective from January 1, 2018. The management fees, excluding drydocking expenses will be: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000.

Maintenance and Replacement Capital Expenditures Reserve

We estimate that our annual replacement reserve for the year ending December 31, 2018 will be approximately $24.7 million, for replacing our vessels at the end of their useful lives.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk vessels and a 30-year useful life for container vessels; and (iii) a relative net investment rate.

The amount for estimated maintenance capital expenditures attributable to future vessel drydocking and special survey was based on certain assumptions including the remaining useful life of the owned vessels of our fleet, market costs of drydocking and special survey and a relative net investment rate.

Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of March 31, 2018.

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$33,295	$448,603	$20,372	—	$502,270
Operating Lease Obligations (Time Charters) for vessel to be delivered(2)	—	$3,261	$4,298	$13,258	$20,817
Deposit for option to acquire vessel(2)	$2,770	—	—	—	$2,770
Vessels deposits(3)	$34,975	—	—	—	$34,975

Total contractual obligations	$71,040	$451,864	$24,670	$13,258	$560,832

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 3.0% to 5.0% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $33.8 million (less than 1 year), $45.9 million (1-3 years), $0.3 million (3-5 years) and $0 (more than 5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of March 31, 2018, timing of scheduled payments and the term of the debt obligations.
(2)	In November 2017, Navios Partners entered into a 10-year bareboat charter-in agreement for a Panamax vessel of approximately 81,000 dwt. Navios Partners has the option to acquire the vessel after the end of the fourth year. The vessel is expected to be delivered within the second half of 2019. During the year ended December 31, 2017, the Company paid a deposit of $2.77 million, presented under the caption “Other long-term assets”. As of March 31, 2018, the Company is contingently liable to pay an additional deposit of $2.77 million during the fourth quarter of 2018.
(3)	Represents Navios Partners’ future remaining contractual payments for the acquisition of the Navios Apollon I, which was delivered in May 2018 and future remaining contractual payments for the acquisition of the Navios Altair I and the Navios Symmetry, which are expected to be delivered within the second quarter of 2018.

Navios Holdings, Navios Maritime Acquisition Corp. (“Navios Acquisition”) and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of March 31, 2018, there was no amount undrawn under the Navios Revolving Loans I (see Note 12 — Transactions with related parties and affiliates).

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million. As of March 31, 2018, the amounts undrawn from the Navios Revolving Loans II were $15.0 million, of which Navios Partners may be required to fund an amount ranging from $0 to $15.0 million (see Note 12 — Transactions with related parties and affiliates).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us and beginning with the quarter ending December 31, 2015, our Board of Directors elected to suspend distributions on our common units in order to preserve cash and improve our liquidity. In March 2018, the Company’s Board of Directors announced a new distribution policy under which it declared quarterly cash distribution in the amount of $0.02 per unit, or $0.08 annually. The Company announced the first quarterly distribution of $0.02 per unit for the first quarter of 2018, which was paid on May 14, 2018 to unitholders of record as of May 10, 2018. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our Board of Directors to establish reserves and other limitations.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement could not have been amended without the approval of non-affiliated common unitholders, however, our partnership agreement can be amended with the approval of a majority of the outstanding common units now that the subordination period has ended. Upon the closing of the IPO, Navios Holdings did not own any of our outstanding common units and owned 100.0% of our outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy is affected by restrictions on distributions under our credit facilities that we entered into in connection with the closing of the IPO. Specifically, our credit facilities contain material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facilities or other debt instruments. Should we be unable to satisfy these restrictions included in our credit facilities or if we are otherwise in default under our credit facilities, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to Operating Surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Quarterly Distribution

There is no guarantee that we will pay the quarterly distribution on the common units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit facilities.

Quarterly distributions were paid by the Company through September 2015. For the quarter ended December 31, 2015, the Company’s Board of Directors determined to suspend payment of the Company’s quarterly distributions in order to preserve cash and improve our liquidity. In March 2018, the Company’s Board of Directors announced a new distribution policy under which it declared quarterly cash distribution in the amount of $0.02 per unit, or $0.08 annually. The Company announced the first quarterly distribution of $0.02 per unit for the first quarter of 2018, which was paid on May 14, 2018 to unitholders of record as of May 10, 2018.

Incentive Distribution Rights

The following description of our incentive distribution rights reflects such rights in the event the distributions are reinstated and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	up to $ 0.35	98%	2%
First Target Distribution	up to $ 0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $ 0.525	50%	50%

Related Party Transactions

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014, February 2015 and February 2016, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. On November 14, 2017, Navios Partners agreed to extend the duration of its existing Management Agreement with the Manager until December 31, 2022 and to fix the rate for shipmanagement services of its owned fleet through December 31, 2019, effective from January 1, 2018. The new management fees, excluding drydocking expenses which are reimbursed at cost by Navios Partners, are: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000 and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR.

Total management fees for the three month periods ended March 31, 2018 and 2017 amounted to $16.7 million and $14.3 million, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2022.

Total general and administrative expenses charged by Navios Holdings for the three month periods ended March 31, 2018 and 2017 amounted to $2.3 million and $1.9 million, respectively.

Balance due from related parties (excluding Navios Europe I and Navios Europe II): Balance due from related parties as of March 31, 2018 and December 31, 2017 amounted to $53.5 million and $43.1 million, respectively, of which current receivable was $8.9 million and the long-term receivable was $44.6 million. The balance mainly consisted of management fees, drydocking expenses prepaid to Navios Holdings in accordance with the Management Agreement and the Navios Holdings Guarantee of up to $20.0 million, of which the fair value was estimated at $19.3 million as of March 31, 2018.

Vessel Chartering: In November 2016, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter was approximately three months that commenced in November 2016, at a net daily rate of $11,500. The vessel was redelivered as of February 2017.

Total revenue of Navios Partners from the subsidiaries of Navios Holdings for the three month periods ended March 31, 2018 and 2017 amounted to $0 and $0.6 million, respectively.

Share Purchase Agreements: On February 4, 2015, Navios Partners entered into a share purchase agreement with Navios Holdings pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests.

Registration Rights Agreement: On February 4, 2015, in connection with the share purchase agreement as discussed above, Navios Partners entered into a registration rights agreement with Navios Holdings pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”) (see Note 14 — Investment in Affiliates). The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of March 31, 2018, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10.0 million) was $0.5 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital was $1.2 million (December 31, 2017: $1.2 million), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans I was $0.5 million (December 31, 2017: $0.5 million) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans I was $0.4 million (December 31, 2017: $0.3 million) under the caption “Loans receivable from affiliates”. As of March 31, 2018, there was no amount undrawn under the Navios Revolving Loans I.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million (see Note 14 — Investment in Affiliates). The Navios Revolving Loans II and the Navios Term Loans II each earn interest and an annual preferred return at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of March 31, 2018, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14.0 million) was $0.7 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $9.8 million (December 31, 2017: $9.8 million), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $2.3 million (December 31, 2017: $1.8 million) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans II was $0.4 million (December 31, 2017: $0.4 million) under the caption “Loans receivable from affiliates”. As of March 31, 2018, the amount undrawn under the Navios Revolving Loans II was $15.0 million, of which Navios Partners may be required to fund an amount ranging from $0 to $15.0 million.

Note receivable from affiliates: On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) in the amount of $33.5 million, which included a cash consideration of $4.1 million and 13,076,923 newly issued common units of Navios Partners. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling to $29.4 million based on the closing price of $2.25 per unit as of March 16, 2017 given as consideration (see Note 8 — Issuance of Units). The receivable relating to the consideration settled with the issuance of 13,076,923 Navios Partners’ common units in the amount of $29.4 million has been classified contra equity within the consolidated Statements of Changes in Partners’ Capital as “Note receivable”. The receivable from Navios Holdings is payable on maturity in December 2023 and Navios Partners will receive approximately $50.9 million. Interest will accrue through maturity and will be recognized within “Interest income” for the receivable relating to the cash consideration of $4.1 million. As of March 31, 2018, the long-term note receivable from Navios Holdings amounted to $4.3 million (including the non-cash interest income of $0.3 million), presented under the caption “Note receivable from affiliates”. Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then outstanding balance of the loans.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios

Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream (the “Navios Containers Omnibus Agreement”), pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the three month periods ended March 31, 2018 and 2017, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount in each period of $0 and $2.3 million, respectively, net of applicable deductions, of which $0 and $2.4 million, respectively, was presented under the caption “Other income”. As of March 31, 2018, the outstanding balance of the claim, including accrued interest and discount unwinding, amounted to $19.3 million.

As of March 31, 2018, Navios Holdings held an 18.2% common unit interest in Navios Partners, represented by 31,053,233 common units and it also held a general partner interest of 2.0%.

In connection with the recent filing of the Company’s 2017 Annual Report on Form 20-F, the disclosures regarding director fees paid to non-management directors contained a typographical error indicating fees of $0.45 million, rather than fees of $0.045 million. All other director fee disclosures, including aggregate director fees, were correctly disclosed.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S. $ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the three month period ended March 31, 2018, we paid interest on our outstanding debt at a weighted average interest rate of 6.40%. A 1% increase in LIBOR would have increased our interest expense for the three month period ended March 31, 2018 by $1.3 million. For the three month period ended March 31, 2017, we paid interest on our outstanding debt at a weighted average interest rate of 5.36%. A 1% increase in LIBOR would have increased our interest expense for the three month period ended March 31, 2017 by $1.1 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the three month period ended March 31, 2018, our customers representing 10% or more of total revenues were HMM and Yang Ming which accounted for approximately 26.3% and 11.8%, respectively, of total revenues. For the year ended December 31, 2017, Navios Partners’ customers representing 10% or more of total revenues were HMM and Yang Ming which accounted for approximately 26.8% and 12.0%, respectively, of total revenues. No other customers accounted for 10% or more of total revenue for any of the years presented.

Following the termination of the credit default insurance through its third party insurer, Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the three month periods ended March 31, 2018 and 2017, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount in each period of $0 and $2.3 million, respectively, net of applicable deductions, of which $0 and $2.4 million, respectively, was presented under the caption “Other income”. As of March 31, 2018, the outstanding balance of the claim, including accrued interest and discount unwinding, amounted to $19.3 million.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our 2017 Annual Report on Form 20-F.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the Notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 4, 2018.

Exhibit List

Exhibit No.	Exhibit

10.1	Loan Agreement, dated March 26, 2018, by and among Goldie Services Company and Seymour Trading Limited; Nordea Bank AB (Publ), Filial I. Norge Skandinaviska Enskilda Banken AB (Publ) and NIBC Bank N.V.

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	March 31, 2018 (unaudited)	December 31, 2017 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$48,271	$24,047
Restricted cash	3	390	5,886
Accounts receivable, net		11,771	14,121
Amounts due from related parties	12	11,792	10,545
Prepaid expenses and other current assets		3,090	905
Notes receivable	13	4,788	4,802

Total current assets		80,102	60,306

Vessels, net	4	1,085,114	1,099,015
Other long-term assets	11	3,126	2,779
Deferred dry dock and special survey costs, net		15,648	16,253
Investment in affiliates	14	67,623	52,122
Loans receivable from affiliates	12	11,781	11,706
Intangible assets	5	7,064	8,080
Amounts due from related parties	12	44,548	34,891
Notes receivable, net of current portion	13	14,827	15,897
Note receivable from affiliates	12	4,319	4,253

Total non-current assets		1,254,050	1,244,996

Total assets		$1,334,152	$1,305,302

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$4,156	$3,718
Accrued expenses		6,175	8,800
Deferred revenue	13	15,571	15,143
Current portion of long-term debt, net	6	26,610	26,586

Total current liabilities		52,512	54,247

Long-term debt, net	6	460,202	466,877
Deferred revenue	13	13,484	16,468

Total non-current liabilities		473,686	483,345

Total liabilities		$526,198	$537,592

Commitments and contingencies	11
Partners’ capital:
Common Unitholders (167,589,764 and 147,797,720 units issued and outstanding at March 31, 2018 and December 31, 2017, respectively)	8	831,025	791,669
General Partner (3,420,203 and 3,016,284 units issued and outstanding at March 31, 2018 and December 31, 2017, respectively)	8	6,352	5,464
Notes receivable	12	(29,423)	(29,423)

Total partners’ capital		807,954	767,710

Total liabilities and partners’ capital		$1,334,152	$1,305,302

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Three Month Period Ended March 31, 2018 (unaudited)	Three Month Period Ended March 31, 2017 (unaudited)
Time charter and voyage revenues (includes related party revenue of $(9) and $610 for the three month periods ended March 31, 2018 and 2017, respectively)	9,12	$53,052	$42,411
Time charter and voyage expenses		(1,730)	(1,413)
Direct vessel expenses		(1,625)	(1,702)
Management fees (entirely through related parties transactions)	12	(16,691)	(14,343)
General and administrative expenses	12	(3,531)	(3,212)
Depreciation and amortization	4,5	(14,917)	(16,775)
Interest expense and finance cost, net		(9,853)	(10,355)
Interest income		962	523
Other income	16	574	3,120
Other expense	17	(1,803)	(3,909)
Equity in net earnings of affiliated companies	14	1,040	—

Net (loss)/ income		$5,478	$(5,655)

Earnings per unit (see note 15):

	Three Month Period Ended March 31, 2018 (unaudited)	Three Month Period Ended March 31, 2017 (unaudited)
Earnings per unit:
Common unit (basic and diluted)	$0.03	$(0.06)

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Three Month Period Ended March 31, 2018 (unaudited)	Three Month Period Ended March 31, 2017 (unaudited)
OPERATING ACTIVITIES:
Net income/ (loss)		$5,478	$(5,655)
Adjustments to reconcile net (loss)/ income to net cash (used in)/ provided by operating activities:
Depreciation and amortization	4,5	14,917	16,775
Non cash accrued interest income and amortization of deferred revenue		(3,087)	(3,085)
Non cash accrued interest income from receivable from affiliates		(65)	(80)
Amortization and write-off of deferred financing cost and discount		1,710	4,554
Amortization of deferred dry dock and special survey costs		1,625	1,702
Equity in earnings of affiliates		(1,040)	41
Equity compensation expense	8	614	464
Allowance for doubtful accounts		—	1,495
Loss on vessel disposal		—	1,260
Changes in operating assets and liabilities:
Net decrease in accounts receivable		2,350	440
Net increase in prepaid expenses and other current assets		(2,171)	(822)
Net increase in accounts payable		438	1,603
(Decrease)/ increase in accrued expenses		(2,835)	897
Increase/ (decrease) in deferred revenue		428	(1,012)
Net decrease in amounts due to related parties		—	(11,105)
Net increase in amounts due from related parties		(10,916)	(8,841)
Payments for dry dock and special survey costs		(1,019)	(811)

Net cash provided/ (used in) by operating activities		6,427	(2,180)
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	13	—	107,250
Deposits for vessels acquisitions		(336)	—
Deposit for option to acquire vessel		(11)	—
Investment in affiliates	14	(14,460)	—
Repayments of notes receivable	13	1,172	1,172
Loans receivable from affiliates		—	(6,327)
Note receivable from affiliates	12	—	(4,050)

Net cash (used in)/ provided by investing activities		(13,635)	98,045
FINANCING ACTIVITIES:
Net proceeds from issuance of general partner units	8	714	2,626
Proceeds from issuance of common units, net of offering costs	8	33,583	98,207
Common units issuance cost for Navios Europe I loans	8	—	(561)
Proceeds from long-term debt	6	—	391,100
Repayment of long-term debt and payment of principal	6	(8,361)	(489,942)
Deferred financing cost		—	(4,434)

Net cash provided by/ (used in) financing activities		25,936	(3,004)

Net increase in cash, cash equivalents and restricted cash		18,728	92,861
Cash, cash equivalents and restricted cash, beginning of period		29,933	25,088

Cash, cash equivalents and restricted cash, end of period		$48,661	$117,949

See unaudited condensed notes to the condensed consolidated financial statements

	Three Month Period Ended March 31, 2018 (unaudited)	Three Month Period Ended March 31, 2017 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$8,121	$5,143
Non cash financing activities
Equity compensation expense	$614	$464
Accrued deferred financing costs	$—	$569
Issuance of common units for transfer of Navios Europe I loans	$—	$28,862
Non cash investing activities
Notes receivable	$—	$18,750
Commissions payable relating to the sale of vessel	$—	$(2,260)
Accrued interest on loan receivable from affiliates	$76	$41
Receivable from affiliates (including amortization of premium)	$—	$29,503
Accrued offering costs	$209	$—
Receivable from related parties (proceeds from issuance of general partner units)	$64	$—

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Note Receivable	Total Partners’ Capital
Balance, December 31, 2016	1,700,493	$3,128	83,323,911	$677,081	$—	$680,209
Issuance of restricted common units (see Note 8)	—	—	2,040,000	464	—	464
Proceeds from public offering and issuance of common units, net of offering costs (see Note 8)	—	—	48,995,442	98,207	—	98,207
Net proceeds from issuance of general partner units (see Note 8)	1,308,415	2,626	—	—	—	2,626
Issuance of common units for transfer of Navios Europe I Loans (see Notes 8 & 12)	—	—	13,076,923	28,862	—	28,862
Net loss	—	(113)	—	(5,542)	—	(5,655)
Balance, March 31, 2017	3,008,908	$5,641	147,436,276	$799,072	—	$804,713

Balance, December 31, 2017	3,016,284	$5,464	147,797,720	$791,669	$(29,423)	$767,710
Proceeds from public offering and issuance of common units, net of offering costs (see Note 8)	—	—	18,422,000	33,374	—	33,374
Net proceeds from issuance of general partner units (see Note 8)	375,959	714	—	—	—	714
Issuance of restricted common units (see Note 8)	27,960	64	1,370,044	614	—	678
Net income	—	110	—	5,368	—	5,478
Balance, March 31, 2018	3,420,203	$6,352	167,589,764	$831,025	$(29,423)	$807,954

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager (the “Management Agreement”), pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager (the “Administrative Services Agreement”), pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (the “Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

As of March 31, 2018, there were outstanding: 167,589,764 common units and 3,420,203 general partnership units. As of March 31, 2018, Navios Holdings owned a 20.2% interest in Navios Partners, which included a 2.0% general partner interest.

Navios Containers

Navios Maritime Containers Inc. (“Navios Containers”), an affiliate of the Company, was established in the Republic of the Marshall Islands on April 28, 2017. The Company is a growth vehicle dedicated to the container sector of the maritime industry. On June 12, 2017, Navios Containers also registered and began trading on the Norwegian Over-The-Counter Market under the ticker NMCI.

On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for total gross proceeds of $50,288 at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 59.7% of the equity, and Navios Holdings invested $5,000 and received 9.9% of the equity of Navios Containers. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. Navios Containers used the proceeds to acquire five 4,250 TEU vessels from Navios Partners for a total purchase price of $64,000. These vessels, first acquired by Navios Partners from Rickmers Maritime Trust Pte. (“Rickmers Trust”), are employed on charters with a net daily charter rate of $26,850. The charters expire in 2018 and early 2019. In addition, Navios Containers acquired all the rights under the acquisition agreements entered into between Navios Partners and Rickmers Trust to purchase the remaining nine vessels (the “RMT Fleet”) in the original 14-vessel container fleet.

On August 29, 2017, Navios Containers closed its private placement of 10,000,000 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. As a result, from August 29, 2017, Navios Containers is considered an affiliate entity and the investment in Navios Containers is accounted for under the equity method due to the Company’s significant influence over Navios Containers.

On November 9, 2017, Navios Containers closed a private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $50,000. Navios Partners invested $10,000 and received 1,818,182 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the newly issued equity.

On March 13, 2018, Navios Containers closed a private placement of 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $30,000. Navios Partners invested $14,460 and received 2,629,095 shares. Navios Partners also received 370,909 warrants, with a five-year term.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of March 31, 2018, Navios Partners held 12,447,277 common shares and received 36.0% of the equity, and Navios Holdings held 1,090,909 common shares and received 3.2% of the equity of Navios Containers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated balance sheets, statement of partner’s capital, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ Annual Report for the year ended December 31, 2017 filed on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

Change in accounting principles: On January 1, 2018, the Company adopted ASU 2016-18, “Restricted Cash” (“ASU 2016-18”), which updated ASC Topic 230, “Statement of Cash Flows.” ASU 2016-18 required companies to include restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The recognition and measurement guidance for restricted cash is not affected. The Company applied this guidance retrospectively to all prior periods presented in the Company’s financial statements. The reclassification of restricted cash in the statement of cash flows does not impact net income as previously reported or any prior amounts reported on the statements of comprehensive income, or balance sheet. The effect of the retrospective application of this change in accounting principle on the Company’s statement of cash flows for the three month period ended March 31, 2017 resulted in an increase in net cash used in operating activities of $443 and an increase in net cash used in financing activities of $985 with a corresponding decrease in cash and cash equivalents of $1,428. (Please see Note 3).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(b) Principles of consolidation: The accompanying interim condensed consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of Marshall Islands, Malta, and Liberia from their dates of incorporation or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these interim condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method: In the consolidated financial statements of Navios Partners, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Containers and its subsidiaries (ownership interest as of March 31, 2018 was 36.0%); (ii) Navios Europe I and its subsidiaries (ownership interest as of March 31, 2018 was 5.0%); and (iii) Navios Europe II and its subsidiaries (ownership interest as of March 31, 2018 was 5.0%).

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The accompanying consolidated financial statements include the following entities:

		Country of	Statements of operations
Company name	Vessel name	incorporation	2018	2017
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Gemini Shipping Corporation(****)	Navios Gemini S	Marshall Is.	—	1/01 – 03/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Palermo Shipping S.A. (***)	Navios Apollon	Marshall Is.	—	1/01 – 03/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 03/31	1/01 – 03/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Perigiali Navigation Limited	Navios Beaufiks	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Finian Navigation Co.	Navios Ace	Marshall Is.	1/01 – 03/31	—
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 03/31	—
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 03/31	—
Casual Shipholding Co.	Navios Sol	Marshall Is.	1/01 – 03/31	—
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 03/31	—
Coasters Ventures Ltd	Navios Christine B	Marshall Is.	1/01 – 03/31	—
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 03/31	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Dune Shipping Corp. (**)	MSC Cristina	Marshall Is.	—	1/01 – 01/12
Citrine Shipping Corporation	—	Marshall Is.	—	—
Cavalli Navigation Inc.	—	Marshall Is.	—	—
Cavos Navigation Co.	—	Marshall Is.	—	—
Seymour Trading Limited	—	Marshall Is.	—	—
Goldie Services Company	—	Marshall Is.	—	—
Andromeda Shiptrade Limited	—	Marshall Is.	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	—	—
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	—	—
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 03/31	1/01 – 03/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 03/31	1/01 – 03/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 03/31	1/01 – 03/31

(*)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(**)	The vessel was classified as held for sale as at December 31, 2016 and was sold on January 12, 2017 (see Note 4 — Vessels, net).
(***)	The vessel was sold on April 21, 2017 (see Note 4 — Vessels, net).
(****)	The vessel was sold on December 21, 2017 (see Note 4 — Vessels, net).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Revenue Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606). The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASC 840 “Leases”. Upon adoption of ASC 606, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change significantly from previous practice. As a result, the adoption of this standard had no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of operations.

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company will recognize revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. During 2017, no freight voyages existed and therefore, there was no impact on the Company’s results of operations, financial position or cash flows. Revenue from voyage contracts amounted to $1,413 and $0 for the three month periods ended March 31, 2018 and 2017, respectively.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering of vessels amounted to $50,212 and $41,022 for the three month periods ended March 31, 2018 and 2017, respectively.

Profit sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report.

Revenue from vessels operating in pooling and profit sharing arrangements amounted to $1,427 and $1,389 for the three month periods ended March 31, 2018 and 2017, respectively.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Adoption of new accounting standards: On January 1, 2018, the Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers” and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective method, requiring to recognize the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings and not retrospectively adjusting prior periods.

Under the new guidance, there is a five-step model to apply to revenue recognition. The five-steps consist of: (1) determination of whether a contract, an agreement between two or more parties that creates legally enforceable rights and obligations, exists; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) the performance obligation is satisfied.

As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company expects the impact of the adoption of the new standard to be immaterial to its net income on an ongoing basis. In August 2016, the FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The Company adopted the new guidance on January 1, 2018 and it did not have a material impact on the consolidated results of operations, financial condition, or cash flows.

Recent Accounting Pronouncements: In January 2017, FASB issued Accounting Standard Update No. 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323).” The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our Consolidate Financial Statement was from the September 2016 meeting, where the SEC staff expressed its expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets (right of use asset) and liabilities (lease liability) on the balance sheet for both types of leases – capital (or finance) leases and operating leases – with terms greater than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606.

In January 2018, the FASB issued a proposed amendment to ASU 842, Leases, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to accumulated deficit on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, this proposed amendment, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. If adopted, this practical expedient will allow lessors to elect a combined single lease component presentation if (i) the timing and pattern of the revenue recognition of the combined single lease component is the same, and (ii) the related lease component and, the combined single lease component would be classified as an operating lease.

ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of practical expedients. If the proposed amendment to ASU 842 is adopted, the Company would elect the transition method for adoption as described above.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The Company has not completed its analysis of this ASU. Based on a preliminary assessment, the Company is expecting that the adoption will not have a material effect on its financial statements since the Company is primarily a lessor and the changes are fairly minor. If the proposed practical expedient mentioned above is adopted and elected, goods and services embedded in the charter contract that qualify as non-lease components will be combined under a single lease component presentation. However, without the proposed practical expedient, the Company expects that it will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance. The components of the charter hire that are categorized as lease components will generally be a fixed rate per day with revenue recognized straight line over the lease contract. Other goods and services that are categorized as non-lease components will be recognized at either a point in time or over time based on the pattern of transfer of the underlying goods or services to our charterers.

The Company is continuing its assessment of other miscellaneous leases and may identify additional impacts this guidance will have on its consolidated financial statements and disclosures. The Company currently does not have any other miscellaneous leases that are greater than 12 months and the Company is the lessee that would be impacted by the adoption of this standard.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	March 31, 2018	December 31, 2017
Cash and cash equivalents	$48,271	$24,047
Restricted cash	390	5,886

Total cash and cash equivalents and restricted cash	$48,661	$29,933

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Restricted cash, at each of March 31, 2018 and December 31, 2017, included $390 and $386, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Partners’ credit facilities. Also, as of December 31, 2017, an amount of $5,500 was held as security in the form of a letter of guarantee, relating to the chartering of a vessel, which was released in March 2018.

NOTE 4 – VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$1,354,298	$(317,092)	$1,037,206
Additions	158,241	(56,210)	102,031
Disposals	(26,233)	18,688	(7,545)
Vessel impairment losses	(66,228)	33,551	(32,677)

Balance December 31, 2017	$1,420,078	$(321,063)	$1,099,015
Additions	—	(13,901)	(13,901)

Balance March 31, 2018	$1,420,078	$(334,964)	$1,085,114

Acquisition of Vessels

2017

On September 20, 2017, Navios Partners acquired from an unrelated third party the Navios Symphony, a 2010-built Capesize vessel of 178,132 dwt, for an acquisition cost of approximately $27,961.

On August 21, 2017, Navios Partners acquired from an unrelated third party the Navios Aster, a 2010 Hyundai-built Capesize vessel of 179,314 dwt, for an acquisition cost of approximately $28,855.

On August 11, 2017, Navios Partners acquired from a related third party the Navios Christine B, a 2009 Tsuneishi Zhoushan-built Ultra-Handymax vessel of 58,058 dwt, for an acquisition cost of approximately $14,030.

On July 17, 2017, Navios Partners acquired from an unrelated third party the Navios Sol, a 2009 Japanese-built Capesize vessel of 180,274 dwt, for an acquisition cost of approximately $28,607.

On July 10, 2017, Navios Partners acquired from an unrelated third party the Navios Libertas, a 2007 South Korean-built Panamax vessel of 75,511 dwt, for an acquisition cost of approximately $13,737.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On June 9, 2017, Navios Partners acquired from an unrelated third party the Navios Ace, a 2011 South Korean-built Capesize vessel of 179,016 dwt, for an acquisition cost of approximately $31,364.

On June 7, 2017, Navios Partners acquired from an unrelated third party the Navios Prosperity I, a 2007 South Korean-built Panamax vessel of 75,527 dwt, for an acquisition cost of approximately $13,687.

Sale of Vessels

2017

On December 21, 2017, Navios Partners sold the Navios Gemini S to an unrelated third party for a net sale price of $4,078. The aggregate net carrying amount of the vessel including the remaining carrying balance of dry dock and special survey costs of $502 amounted to $6,451 as at the date of sale.

On April 21, 2017, Navios Partners sold the Navios Apollon to an unrelated third party for a net sale price of $4,750. The aggregate net carrying amount of the vessel including the remaining carrying balance of dry dock and special survey costs of $782 amounted to $14,758 as at the date of sale.

On January 12, 2017, Navios Partners sold the MSC Cristina to an unrelated third party for a net sale price of $125,000. The aggregate net carrying amount of the vessel amounted to $142,193 as at the date of sale. The loss on sale of the vessel was $1,260 (see Note 17 — Other expense).

Vessel impairment losses

As of December 31, 2017, Navios Partners concluded that step two of the impairment assessment was required for one of its vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $30,304 for this vessel, being the difference between the fair value and the vessel’s carrying value.

On November 27, 2017, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Gemini S for a net sale price of $4,078. As of December 31, 2017, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $2,373 was recognized under the caption “Vessel impairment losses” in the Consolidated Statements of Operations as of December 31, 2017. The vessel was sold on December 21, 2017.

On January 9, 2017, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Apollon for a net sale price of $4,750. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore did not qualify as an asset held for sale as of December 31, 2016. As of December 31, 2016, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $10,008 was recognized under the caption “Vessel impairment losses” in the Consolidated Statements of Operations as of December 31, 2016. The vessel was sold on April 21, 2017.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 5 – INTANGIBLE ASSETS

Intangible assets as of March 31, 2018 and December 31, 2017 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2016	$83,716	$(64,764)	$18,952
Additions	—	(10,872)	(10,872)

Favorable lease terms December 31, 2017	$83,716	$(75,636)	$8,080
Additions	—	(1,016)	(1,016)

Favorable lease terms March 31, 2018	$83,716	$(76,652)	$7,064

Amortization expense of favorable lease terms for the three month periods ended March 31, 2018 and 2017 is presented in the following table:

	March 31, 2018	March 31, 2017
Favorable lease terms	$(1,016)	$(3,171)

Total	$(1,016)	$(3,171)

The aggregate amortization of the intangibles for the 12-month periods ended March 31 is estimated to be as follows:

Year	Amount
2019	3,023
2020	1,166
2021	1,166
2022 and thereafter	1,709

$7,064

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 10.3 years for the remaining favorable lease terms, at inception.

NOTE 6 – BORROWINGS

Borrowings as of March 31, 2018 and December 31, 2017 consisted of the following:

	March 31, 2018	December 31, 2017
Term Loan B facility	$435,737	$441,471
Credit facilities	66,533	69,161

Total borrowings	$502,270	$510,632
Less: Long-term unamortized discount	(9,768)	(10,824)
Less: Current portion of long-term debt, net	(26,610)	(26,586)
Less: Deferred finance costs, net	(5,690)	(6,345)

Long-term debt, net	$460,202	$466,877

As of March 31, 2018, the total borrowings, net of deferred finance fees and discount under the Navios Partners’ credit facilities were $486,812.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Term Loan B Credit Facility: In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B Credit Facility. On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of an $189,500 add-on to its existing Term Loan B Credit Facility.

On March 14, 2017, Navios Partners completed the issuance of a new $405,000 Term Loan B Credit Facility. The new Term Loan B Credit Facility bears an interest rate of LIBOR plus 500 bps, it is set to mature on September 14, 2020 and is repayable in equal quarterly installments of 1.25% of the initial principal amount. Navios Partners used the net proceeds of the Term Loan B Credit Facility to: (i) refinance the existing Term Loan B; and (ii) pay fees and expenses related to the Term Loan B. Following the refinancing of the Term Loan B Credit Facility, an amount of $1,880 and $1,275, was written-off from the deferred finance fees and discount, respectively. On August 10, 2017, Navios Partners completed the issuance of a $53,000 add-on to its existing Term Loan B Credit Facility. The add-on to the Term Loan B Credit Facility bore the same terms as the Term Loan B Credit Facility. Navios Partners used the net proceeds to partially finance the acquisition of three vessels.

The Term Loan B Credit Facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners.

The Term Loan B Credit Facility requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default, prepayment and cure provisions.

As of March 31, 2018, the outstanding balance of the Term Loan B Credit Facility was $425,970, net of discount of $9,768, and is repayable in nine quarterly installments of $5,733 with a final payment of $384,138 on the last repayment date. The final maturity date is September 14, 2020.

ABN AMRO Credit Facility: On June 23, 2016, Navios Partners entered into a new credit facility with ABN AMRO Bank N.V. (the “June 2016 Credit Facility”) of up to $30,000 to be used for the general corporate purposes of the Borrower. The June 2016 Credit Facility bore interest at LIBOR plus 400 bps per annum. The final maturity date was January 30, 2017. On January 12, 2017, Navios Partners fully repaid the June 2016 Credit Facility. As of March 31, 2018, there was no outstanding amount under this facility.

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a new credit facility with BNP PARIBAS (the “BNP Credit Facility”) of up to $32,000 (divided into two tranches) in order to finance a portion of the purchase price payable in connection with the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of BNP Credit Facility of $17,000 was drawn. The first tranche is repayable in 13 equal consecutive quarterly installments of $386 each, with a final balloon payment of $10,824 to be repaid on the last repayment date. On July 18, 2017, the second tranche of BNP Credit Facility of $15,000 was drawn. The second tranche is repayable in 14 equal consecutive installments of $417 each, with a final balloon payment of $8,328 to be repaid on the last repayment date. The facility matures with respect to the first and second tranches in the second and third quarter of 2021, respectively, and bears interest at LIBOR plus 300 bps per annum. As of March 31, 2018, the outstanding balance of the BNP Credit Facility was $30,008.

DVB Credit Facility: On June 28, 2017, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB Credit Facility”) of up to $39,000 (divided into four tranches) in order to refinance the Commerzbank/DVB Credit Facility dated July 2012 and an additional amount of $7,000 to partially finance the acquisition of the Navios Prosperity I. The facility matures in the third and second quarter of 2020 and bears interest at LIBOR plus 310 bps per annum. The amounts of $7,000 and $32,000 were drawn on June 30, 2017 and November 3, 2017, respectively. The three of the four tranches (total $32,000) are repayable in eleven quarterly installments of between approximately $1,143 and $1,500 each, with a final balloon payment of $16,500 to be repaid on the last repayment date. The fourth tranche is repayable in two equal consecutive quarterly installments of $325 each and seven equal consecutive installments of $250, with a final balloon of $3,625 to be repaid on the last repayment date. As of March 31, 2018, the outstanding balance of the DVB Credit Facility was $36,525.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

HSH Credit Facility: On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164,000 (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. On September 30, 2015, the second tranche of April 2015 Credit Facility of $83,000 was cancelled. The final maturity date was April 20, 2022. On January 12, 2017, Navios Partners fully repaid the April 2015 Credit Facility. Following the repayment, an amount of $516 was written-off from the deferred finance fees. As of March 31, 2018, there was no outstanding amount under this facility.

Nordea/Skandinaviska Enskilda/NIBC Credit Facility: On March 26, 2018, Navios Partners entered into a new credit facility with Nordea Bank AB, Skandinaviska Enskilda BanKen AB and NIBC Bank N.V. (the “March 2018 Credit Facility”) of up to $14,300 (divided into two tranches) in order to finance a portion of the purchase price payable in connection with the acquisition of the two Panamax vessels. The facility matures in the second quarter of 2023 and bears interest at LIBOR plus 300 bps per annum. As of March 31, 2018, the facility has not been drawn.

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The credit facilities require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $650 per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in our credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135,000.

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of March 31, 2018, Navios Partners was in compliance with the financial covenants and/or the prepayment and/or the cure provisions as applicable in each of its credit facilities.

The maturity table below reflects the gross principal payments due under its credit facilities for the 12-month periods ended March 31:

Year	Amount
2019	$33,295
2020	31,716
2021	416,887
2022	20,372
2023 and thereafter	—

$502,270

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Other long-term debt, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

Term Loan B Credit Facility: The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness. The book value has been adjusted to reflect the net presentation of deferred finance fees.

Amounts due from related parties, long-term: The carrying amount of due from related parties long-term reported in the balance sheet approximates its fair value due to the long-term nature of these receivables.

Amounts due from related parties, short-term: The carrying amount of due from related parties, short-term reported in the balance sheet approximates its fair value due to the short-term nature of these receivables.

Loans receivable from affiliates: The carrying amount of the fixed rate loan approximates its fair value.

Notes receivable, net of current portion: The carrying amount of the fixed rate notes receivable approximate its fair value.

Receivables from affiliates: The carrying amount of the long-term receivable from affiliates approximates its fair value.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	March 31, 2018		December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$48,271	$48,271	$24,047	$24,047
Restricted cash	$390	$390	$5,886	$5,886
Loans receivable from affiliates	$11,781	$11,781	$11,706	$11,706
Amounts due from related parties, long-term	$44,548	$44,548	$34,891	$34,891
Amounts due from related parties, short-term	$11,792	$11,792	$10,545	$10,545
Term Loan B Credit Facility, net	$(421,033)	$(439,550)	$(425,144)	$(441,471)
Other long-term debt, net	$(65,779)	$(66,533)	$(68,319)	$(69,161)
Notes receivable, net of current portion	$14,827	$14,827	$15,897	$15,897
Receivable from affiliates	$4,319	$4,319	$4,253	$4,253

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of March 31, 2018 and December 31, 2017.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Fair Value Measurements at March 31, 2018
	Total	Level I	Level II	Level III
Cash and cash equivalents	$48,271	$48,271	$—	$—
Restricted cash	$390	$390	$—	$—
Loans receivable from affiliates	$11,781	$—	$11,781	$—
Term Loan B facility, net(1)	$(439,550)	$—	$(439,550)	$—
Other long-term debt, net(1)	$(66,533)	$—	$(66,533)	$—
Notes receivable, net of current portion(2)	$14,827	$—	$14,827	$—
Amounts due from related parties, long-term	$44,548	$—	$44,548	$—
Amounts due from related parties, short-term	$11,792	$—	$11,792	$—
Receivable from affiliates	$4,319	$—	$4,319	$—

	Fair Value Measurements at December 31, 2017
	Total	Level I	Level II	Level III
Cash and cash equivalents	$24,047	$24,047	$—	$—
Restricted cash	$5,886	$5,886	$—	$—
Loans receivable from affiliates	$11,706	$—	$11,706	$—
Term Loan B facility, net(1)	$(441,471)	$—	$(441,471)	$—
Other long-term debt, net(1)	$(69,161)	$—	$(69,161)	$—
Notes receivable, net of current portion(2)	$15,897	$—	$15,897	$—
Amounts due from related parties, long-term	$34,891	$—	$34,891	$—
Amounts due from related parties, short-term	$10,545	$—	$10,545	$—
Receivable from affiliates	$4,253	$—	$4,253	$—

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The estimated fair value of our financial instruments that are measured at fair value on a non-recurring basis, categorized based upon the fair value hierarchy, are as follows:

	Fair Value Measurements at December 31, 2017
	Total	Level I	Level II	Level III
Vessels, net (for Navios Gemini S)	$4,078	$—	$4,078	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.
(2)	The fair value is estimated based on currently available information on the Company’s counterparty with similar contract terms, interest rate and remaining maturities.

NOTE 8 – ISSUANCE OF UNITS

On February 21, 2018, Navios Partners completed its public offering of 18,422,000 common units at $1.90 per unit and raised gross proceeds of approximately $35,002. The net proceeds of this offering, including the underwriting discount and the offering costs of $1,628 in total, were approximately $33,374. Pursuant to this offering, Navios Partners issued 375,959 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $714.

In December 2017, Navios Partners authorized the granting of 1,370,044 restricted common units, which were issued on January 11, 2018, to its directors and/or officers, which are based on service conditions only and vest over three years. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 27,960 general partnership units to its general partner for net proceeds of $64. As of March 31, 2018, the effect of compensation expense arising from the restricted units described above amounted to $403 and was presented under the caption “General and administrative expenses” in the consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the three month period ended March 31, 2018 and the year ended December 31, 2017. Restricted common units outstanding and not vested amounted to 1,370,044 units as of March 31, 2018.

On September 1, 2017 and as part of the acquisition agreement entered into between the Company and Rickmers Trust, Navios Partners authorized and issued 361,444 restricted common units and 7,376 general partnership units to its general partner for net proceeds of $600 and $12, respectively. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. On September 25, 2017, the fair value of the restricted units described above amounted to $600 and Navios Partners was compensated by Navios Containers in full amount. There were no restricted common units exercised, forfeited or expired during the three month period ended March 31, 2018. Restricted common units outstanding amounted to 361,444 units as of March 31, 2018.

On March 20, 2017, Navios Partners completed its public offering of 47,795,000 common units at $2.10 per unit and raised gross proceeds of approximately $100,369. The net proceeds of this offering, including the underwriting discount and the offering costs of $4,383 in total, were approximately $95,986. Pursuant to this offering, Navios Partners issued 975,408 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $2,049.

On March 17, 2017, Navios Holdings transferred to Navios Partners it rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) for a total amount of $33,473 for a cash consideration of $4,050 and 13,076,923 newly issued common units of Navios Partners, with fair value net of costs at date of issuance of $28,862 (see Note 12 — Transactions with related parties and affiliates). Pursuant to this transaction, Navios Partners issued 266,876 general partnership units to its general partner for net cash proceeds of $468.

In December 2016, Navios Partners authorized the granting of 2,040,000 restricted common units, which were issued on January 31, 2017, to its directors and/or officers, which are based on service conditions only and vest over three years. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 41,633 general partnership units to its general partner for net proceeds of $63. The effect of compensation expense arising from the restricted units described above amounted to $211 and $464 as of March 31, 2018 and 2017, respectively, and was presented under the caption “General and administrative expenses” in the consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the three month period ended March 31, 2018. As of March 31, 2018, 686,665 restricted common units were vested.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of March 31, 2018, the estimated compensation cost relating to service conditions of non-vested restricted common units not yet recognized was $3,608.

Navios Holdings currently owns a 20.2% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner, which Navios Holdings owns and controls.

NOTE 9 – SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk and container vessels operate worldwide. Revenues from specific geographic region, which contribute over 10% of total revenue, are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period Ended March 31, 2018 ($’000) (unaudited)	Three Month Period Ended March 31, 2017 ($’000) (unaudited)
Asia	$29,900	$24,797
Europe	15,991	9,466
North America	5,825	4,493
Australia	1,336	3,655

Total	$53,052	$42,411

NOTE 10 – INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated Statements of Operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state, which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

On May 9, 2018, Navios Partners acquired from an unrelated third party the Navios Apollon I, a 2005-built Panamax vessel of 87,052 dwt, for a purchase price of $12,975.

In January 2018, Navios Partners agreed to acquire from unrelated third parties two 2006-built Panamax vessels of approximately 74,500 dwt each, the Navios Altair I and the Navios Symmetry, for a total purchase price of $22,000. The vessels are expected to be delivered to Navios Partners’ owned fleet within the second quarter of 2018.

In November 2017, Navios Partners entered into a 10-year bareboat charter-in agreement for a Panamax vessel of approximately 81,000 dwt. Navios Partners has the option to acquire the vessel after the end of the fourth year. The vessel is expected to be delivered within the second half of 2019. During the year ended December 31, 2017, the Company paid a deposit of $2,770, presented under the caption “Other long-term assets”. As of March 31, 2018, the Company is contingently liable to pay an additional deposit of $2,770 during the fourth quarter of 2018.

The future minimum commitments for the 12-month periods ended March 31, of Navios Partners under its charter-in contract and for vessel delivery are as follows:

Amount
2019	$37,745
2020	1,089
2021	2,172
2022	2,172
2023	2,126
2024 and thereafter	13,258

$58,562

NOTE 12 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014, February 2015 and February 2016, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of more than TEU 8,000; and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. On November 14, 2017, Navios Partners agreed to extend the duration of its existing Management Agreement with the Manager until December 31, 2022 and to fix the rate for shipmanagement services of its owned fleet through December 31, 2019, effective from January 1, 2018. The new management fees, excluding drydocking expenses which are reimbursed at cost by Navios Partners, will be: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of more than TEU 8,000 and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Total management fees for the three month periods ended March 31, 2018 and 2017 amounted to $16,691 and $14,343, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2022.

Total general and administrative expenses charged by Navios Holdings for the three month periods ended March 31, 2018 and 2017 amounted to $2,250 and $1,946, respectively.

Balance due from related parties (excluding Navios Europe I and Navios Europe II): Balance due from related parties as of March 31, 2018 and December 31, 2017 amounted to $53,476 and $43,146, respectively, of which current receivable was $8,928 and the long-term receivable was $44,548. The balance mainly consisted of management fees, drydocking expenses prepaid to Navios Holdings in accordance with the Management service agreement and the Navios Holdings Guarantee of up to $20,000, of which the fair value was estimated at $19,319 as of March 31, 2018.

Vessel Chartering: In November 2016, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter is approximately three months that commenced in November 2016, at a net daily rate of $11.5. The vessel was redelivered in February 2017.

Total loss/revenue of Navios Partners from the subsidiaries of Navios Holdings for the three month periods ended March 31, 2018 and 2017 amounted to a $9 loss and $610 in revenue, respectively.

Share Purchase Agreements: On February 4, 2015, Navios Partners entered into a share purchase agreement with Navios Holdings pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests.

Registration Rights Agreement: On February 4, 2015, in connection with the share purchase agreement as discussed above, Navios Partners entered into a registration rights agreement with Navios Holdings pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

Balance due from Navios Europe I: Navios Holdings, Navios Maritime Acquisition Corp. (“Navios Acquisition”) and Navios Partners have made available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”) (see Note 14 — Investment in Affiliates). The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of March 31, 2018, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10,000) was $500, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital was $1,205 (December 31, 2017: $1,205), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans I was $542 (December 31, 2017: $489) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans I was $360 (December 31, 2017: $334) under the caption “Loans receivable from affiliates”. As of March 31, 2018, there was no amount undrawn under the Navios Revolving Loans I.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000 (see Note 14 — Investment in Affiliates). The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of March 31, 2018, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14,000) was $700, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $9,772 (December 31, 2017: $9,772), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $2,322 (December 31, 2017: $1,801) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans II was $444 (December 31, 2017: $395) under the caption “Loans receivable from affiliates”. As of March 31, 2018, the amount undrawn under the Navios Revolving Loans II was $15,003, of which Navios Partners may be required to fund an amount ranging from $0 to $15,003.

Note receivable from affiliates: On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) in the amount of $33,473, which included a cash consideration of $4,050 and 13,076,923 newly issued common units of Navios Partners. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling to $29,423 based on the closing price of $2.25 per unit as of March 16, 2017 given as consideration (see Note 8 — Issuance of Units). The receivable relating to the consideration settled with the issuance of 13,076,923 Navios Partners’ common units in the amount of $29,423 has been classified contra equity within the consolidated Statements of Changes in Partners’ Capital as “Note receivable”. The receivable from Navios Holdings is payable on maturity in December 2023 and Navios Partners will receive approximately $50,937. Interest will accrue through maturity and will be recognized within “Interest income” for the receivable relating to the cash consideration of $4,050. As of March 31, 2018, the long-term note receivable from Navios Holdings amounted to $4,319 (including the non-cash interest income of $269), presented under the caption “Note receivable from affiliates”. Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then outstanding balance of the loans.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream, pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. As of March 31, 2018, the Company recognized the fair value of the claim totaling $19,223 presented under the caption “Amounts due from related parties-long term” in the balance sheet. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the three month periods ended March 31, 2018 and 2017, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount in each period of $0 and $2,251, respectively, net of applicable deductions, of which $0 and $2,369 was presented under the caption “Other income”. As of March 31, 2018, the outstanding balance of the claim, including accrued interest and discount unwinding, amounted to $19,319.

As of March 31, 2018, Navios Holdings held an 18.2% common unit interest in Navios Partners, represented by 31,053,233 common units and it also held a general partner interest of 2.0%.

NOTE 13 – NOTES RECEIVABLE

On July 15, 2016, the Company entered into a charter restructuring agreement for the reduction of the hire rate for five Container vessels chartered out to Hyundai Merchant Marine Co. (“HMM”) which resulted in a decrease in cash charter hire to be received of approximately $38,461. More specifically, the reduction of the hire rate will be applied as follows:

•	With effect from (and including) July 18, 2016 until (and including) December 31, 2019, hire rate shall be reduced to $24,400 per day pro rata.

•	With effect from (and including) January 1, 2020, hire rate shall be restored to the rate of $30,500 per day pro rata until redelivery.

In exchange for the reduction of the hire rate, the Company received (i) $7,692 on principal amount of senior, unsecured notes, amortizing subject to available cash flows, accruing interest at 3% per annum payable on maturity in July 2024 and (ii) 3,657 freely tradable securities of HMM (publicly traded at the Stock Market Division of the Korean Exchange).

On July 18, 2016, the Company recognized the fair value of the HMM securities totaling $40,277 and also recognized the fair value of the senior unsecured notes totaling $5,931. The total fair value of the non-cash compensation received was recognized as deferred revenue, which will be amortized over the remaining duration of the each time charter. As of March 31, 2018 and December 31, 2017, the outstanding balance of the notes receivable, including accrued interest and discount unwinding, amounted to $6,624 and $6,522, respectively. For the three month periods ended March 31, 2018 and 2017, the Company recorded an amount of $2,984 respectively, of deferred revenue amortization in the consolidated Statements of Operations under the caption “Time charter and voyage revenues”.

As of March 31, 2018, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $12,102 and $13,484, respectively.

During August 2016, the Company sold all the shares for net proceeds on sale of $20,842 resulting in a loss on sale of $19,435, which was presented under the caption “Loss on sale of securities” in the consolidated Statements of Operations for the year ended December 31, 2016 and the proceeds were classified as investing activities in the consolidated Statements of Cash Flows for the year ended December 31, 2016. The Company recognized non-cash interest income and discount unwinding totaling to $102 and $101, respectively, for these instruments under the caption “Interest income” in the consolidated Statements of Operations for the three month periods ended March 31, 2018 and 2017, respectively.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On January 12, 2017, the Company sold the vessel the MSC Cristina (see Note 4 — Vessels, net) for a gross sale price of $126,000 and received a cash payment of $107,250 and a note receivable of $18,750 accruing interest at 6% per annum payable in 16 quarterly instalments. As of March 31, 2018, the outstanding balances of the current and non-current note receivable amounted to $4,687 and $8,203, respectively. For the three month periods ended March 31, 2018 and 2017, the Company recorded an amount of $202 and $238, respectively, including accrued interest income of $101 for the three month period ended March 31, 2017 under the caption “Interest income” in the consolidated Statements of Operations.

NOTE 14 – INVESTMENT IN AFFILIATES

Navios Europe I: On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of: (i) cash which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a variable interest entity (“VIE”) and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I. Navios Partners further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

As of March 31, 2018 and December 31, 2017, the estimated maximum potential loss by Navios Partners in Navios Europe I would have been $1,705, respectively, excluding accrued interest which represents the Company’s carrying value of the investment of $500 (December 31, 2017: $500) plus the Company’s balance of the Navios Revolving Loans I of $1,205 (December 31, 2017: $1,205), excluding accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

As of March 31, 2018, the Navios Partners’ portion of the Navios Revolving Loan I outstanding was $1,205. Investment income of $0 was recognized for the three month period ended March 31, 2018. Investment loss of $(8) was recognized in the Statements of Operations under the caption of “Other income” for the three month period ended March 31, 2017.

Navios Europe II: On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities net of loan discount amounting to $3,375 (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners have also made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000.

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a variable interest entity (“VIE”) and that it is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II. Navios Partners further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

For each of March 31, 2018 and December 31, 2017, the estimated maximum potential loss by Navios Partners in Navios Europe II would have been $10,472, excluding accrued interest, which represents the Company’s carrying value of the investment of $700 for March 31, 2018 (December 31, 2017: $700) plus the Company’s balance of the Navios Revolving Loans II of $9,772 for March 31, 2018 (December 31, 2017: $9,772), excluding accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of March 31, 2018, the Navios Partners’ portion of the Navios Revolving Loan II outstanding was $9,772. Investment income of $0 was recognized for the three month period ended March 31, 2018. Investment loss of $(33) was recognized in the Statements of Operations under the caption of “Other income” for the three month period ended March 31, 2017.

Navios Containers: On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for $50,288 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 6,000,000 shares, and Navios Holdings invested $5,000 and received 1,000,000 shares. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. On August 29, 2017, Navios Containers closed its private placement and issued 10,000,000 shares for $50,000 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. On November 9, 2017, Navios Containers closed a private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $50,000. Navios Partners invested $10,000 and received 1,818,182 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the newly issued equity. On March 13, 2018, Navios Containers closed a private placement of 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $30,000. Navios Partners invested $14,460 and received 2,629,095 shares. Navios Partners also received 370,909 warrants, with a five-year term.

As of March 31, 2018, Navios Partners held 12,447,277 common shares and received 36.0% of the equity, and Navios Holdings held 1,090,909 common shares and received 3.2% of the equity of Navios Containers. As of March 31, 2018 and December 31, 2017, the carrying value of the investment in Navios Containers was $66,423 and $50,922, respectively. As of March 31, 2018, the market value of the investment in Navios Containers was $70,035. Investment income of $1,040 was recognized in the Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for the three month period ended March 31, 2018.

NOTE 15 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

Navios Partners intends to make distributions to the holders of common units on a quarterly basis, to the extent and as may be declared by the Board and to the extent it has sufficient cash on hand to pay the distribution after the Company establishes cash reserves and pays fees and expenses. There is no guarantee that Navios Partners will pay a quarterly distribution on the common units in any quarter. On February 3, 2016, Navios Partners announced that its Board of Directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015. In March 2018, the board determined to reinstate a distribution and any continued distribution will be at the discretion of our Board of Directors, taking into consideration the terms of its partnership agreement. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

There is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	up to $0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

The first 98% of the quarterly distribution is paid to all common units holders. The incentive distributions rights (held by the General Partner) apply only after a minimum quarterly distribution of $0.4025.

In March 2018, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2018 of $0.02 per unit. The distribution was paid on May 14, 2018 to all holders of record of common and general partner units on May 10, 2018. The aggregate amount of the declared distribution was $3,420.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings/(losses) per unit is determined by dividing net income/(loss) attributable to Navios Partners common unitholders by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during the three month periods ended March 31, 2018 and 2017.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended
	March 31, 2018	March 31, 2017
Net income/ (loss)	$5,478	$(5,655)
Earnings attributable to:
Common unit holders	5,368	(5,542)
Weighted average units outstanding (basic and diluted)
Common unit holders	154,427,252	92,338,280
Earnings per unit (basic and diluted):
Common unit holders	$0.03	$(0.06)
Earnings per unit — distributed (basic and diluted):
Common unit holders	$0.02	$—
Earnings per unit — undistributed (basic and diluted):
Common unit holders	$0.01	$(0.06)

Potential common units of 1,353,335 and 2,040,000 relating to unvested restricted common units for each of the three month periods ended March 31, 2018 and 2017, respectively, have an anti-dilutive effect (i.e. those that increase income per unit or decrease loss per unit) and are therefore excluded from the calculation of diluted earnings per unit.

NOTE 16 – OTHER INCOME

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. As of March 31, 2018, the Company recognized the fair value of the claim totaling $19,223 presented under the caption “Amounts due from related parties-long term” in the balance sheet. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the three month periods ended March 31, 2018 and 2017, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount in each period of $0 and $2,251, respectively, net of applicable deductions, of which $0 and $2,369 was presented under the caption “Other income”. As of March 31, 2018, the outstanding balance of the claim, including accrued interest and discount unwinding, amounted to $19,319.

NOTE 17 – OTHER EXPENSE

As of March 31, 2017, the amount of $1,495 relating to an allowance for doubtful accounts is included in line item “Other expense” of the interim condensed Statements of Operations.

On January 12, 2017, Navios Partners sold the vessel MSC Cristina, which was classified as held for sale as of December 31, 2016, to an unrelated third party. The carrying value of the vessel was $125,000 and sale proceeds less costs to sell totaled $123,740. As of March 31, 2017, a loss of $1,260 had been recognized under the line item “Other expense” of the interim condensed Statements of Operations.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 18 – SUBSEQUENT EVENTS

The Board of Directors of Navios Partners declared a cash distribution for the first quarter of 2018 of $0.02 per unit. The cash distribution was paid on May 14, 2018 to unitholders of record as of May 10, 2018. The aggregate amount of the declared distribution was $3,420.

On May 21, 2018, Navios Symmetry, a 2006-built Panamax vessel of 74,475 dwt, was delivered to Navios Partners’ owned fleet for a purchase price of $11,000. The acquisition was financed with cash on the balance sheet and bank debt.

On May 9, 2018, Navios Partners acquired from an unrelated third party the Navios Apollon I, a 2005-built Panamax vessel of 87,052 dwt, for a purchase price of $12,975. The acquisition of the vessel was financed with cash on the balance sheet.

On April 27, 2018, Navios Partners agreed to sell the YM Utmost and the YM Unity, two 2006-built Container vessels of 8,204 TEU each, to its affiliate, Navios Containers for a total sale price of approximately $67,000. The transaction was unanimously approved by the Conflicts Committee of the Board of Directors of Navios Partners. The Company is expected to recognize a book loss from the sale of the two vessels of approximately $37,600 in the second quarter of 2018. The sale is expected to be completed by the end of May 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: May 21, 2018

EXHIBIT LIST

Exhibit No.	Exhibit

10.1	Loan Agreement, dated March 26, 2018, by and among Goldie Services Company and Seymour Trading Limited; Nordea Bank AB (Publ), Filial I. Norge Skandinaviska Enskilda Banken AB (Publ) and NIBC Bank N.V.